

November 20, 2012

<u>Via E-mail</u>
Dr. Larry Hsu
Chief Executive Officer and President
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 28, 2012
       File No. 001-34263

Dear Dr. Hsu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 16 – Segment Information, page F-47</u>

1. Please provide us proposed disclosure to be included in future periodic reports of revenue by product or by group of similar product for your Global Division as required under ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant